FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

Sadia S.A. (Public-held company) Interim financial information Six-month period ended June 30, 2008

Sadia S.A.

Publicly-held company

Interim financial information

Six-month periods ended June 30, 2008

Independent auditors’ review report

To

The Board of Directors and Shareholders of

Sadia S.A.

Concórdia - SC

1.

We have reviewed the Quarterly Financial Information of Sadia S.A (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2008, comprising the balance sheets, the statements of income, of cash flows, of added value and the management report, which are the responsibility of its management.

2.

Our review was conducted in accordance with the specific rules set forth by the IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made in the Quarterly Financial Information described above, for it to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including the Instruction CVM n° 469/08.

4.

As mentioned in note 3q, on December 28, 2007 Law N˚ 11638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law N° 6404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, the changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Consequently, in this transition phase, the Brazilian Securities and Exchange Commission (CVM), through CVM Instruction 469/08, permitted the non-application of all of the provisions of Law 11638/07 in the preparation of the quarterly information.  Accordingly, the accounting information in the Quarterly Information for the quarter ended June 30, 2008 was prepared in accordance with specific instructions issued by the CVM and did not include all of the changes in the accounting practices introduced by Law 11638/07.

July 29, 2008

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-SC

Adelino Dias Pinho

Accountant CRC 1SP097869/O-6-S-SC

Sadia S.A.

Balance sheets

June 30, 2008 and March 31, 2008

(In thousands of Reais)

		Parent company		Consolidated

		June	March	June	March
Assets		30, 2008	31, 2008	31, 2008	31, 2008

Current assets
Cash and cash equivalents		49,340	144,564	60,017	161,759
Short-term investments	5	417,096	440,421	1,824,185	2,074,573
Accounts receivable from future contracts		4,810	-	59,770	37,945
Trade accounts receivable	6	376,819	356,993	485,480	427,252
Inventories	7	1,469,025	1,365,223	1,621,286	1,488,829
Recoverable taxes	8	329,361	305,224	464,496	394,761
Deferred tax credits	22	50,393	60,269	51,370	60,799
Other credits		72,780	96,920	102,001	119,143

		2,769,624	2,769,614	4,668,605	4,765,061

Noncurrent assets
Long-term investments	5	311,395	186,987	121,003	98,953
Recoverable taxes	8	226,166	187,084	303,366	188,587
Deferred tax credits	22	101,099	89,433	101,436	97,005
Judicial deposits	16	44,090	41,873	45,004	54,955
Related parties	9	14,006	21,757	-	-
Advances to suppliers		60,387	58,932	60,387	58,932
Other credits		59,917	45,960	65,408	50,645

		817,060	632,026	696,604	549,077

Permanent assets
Investments	10	2,145,227	2,060,622	89,330	104,148
Property, plant and equipment	11	3,401,915	3,039,239	3,637,974	3,273,104
Deferred charges	12	76,577	76,804	105,583	94,401

		5,623,719	5,176,665	3,832,887	3,471,653

		9,210,403	8,578,305	9,198,096	8,785,791

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Balance sheets

June 30, 2008 and March 31, 2008

(In thousands of Reais)

		Parent company		Consolidated

		June	March	June	March
Liabilities and shareholders’ equity		30, 2008	31, 2008	30, 2008	31, 2008

Current liabilities
Loans and financing	13	534,924	500,792	1,066,263	1,122,714
Payables from future contracts		674	527	38,555	12,354
Suppliers		838,097	709,787	844,578	735,472
Advances from subsidiaries	9	667,001	1,198,431	-	-
Salaries, social charges and accrued vacation payable		168,392	134,269	175,505	138,750
Taxes payable		34,597	43,573	139,373	92,025
Dividends payable		88,798	48,908	88,798	48,908
Employees’ profit sharing	19	35,768	24,689	37,500	25,549
Deferred taxes	22	10,709	10,611	11,898	10,611
Other accounts payable		125,609	146,877	213,464	226,836

		2,504,569	2,818,464	2,555,934	2,413,219
Noncurrent liabilities
Loans and financing	14	1,559,466	1,449,755	3,149,565	2,951,997
Advances from subsidiaries	9	1,691,075	929,996	-	-
Employee benefit plan	15	116,418	111,918	116,418	111,918
Provision for contingencies	16	53,186	49,826	57,879	62,752
Deferred taxes	22	96,385	95,198	96,385	95,198
Other accounts payable		53,629	48,820	51,751	48,329

		3,750,159	2,685,513	3,471,998	3,270,194

Minority interest in subsidiaries				22,519	29,064

Shareholders’ equity	17
Capital		2,000,000	2,000,000	2,000,000	2,000,000
Capital reserve		20,507	20,507	20,507	20,507
Profit reserve		980,828	980,828	980,828	980,828
Treasury stock		(84,118)	(84,118)	(84,118)	(84,118)
Retained earnings		218,458	157,111	230,428	156,097

		3,135,675	3,074,328	3,147,645	3,073,314

		9,210,403	8,578,305	9,198,096	8,785,791

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Income statements

Three-month period ended June 30, 2008 and 2007

(In thousands of Reais, except for information on shares)

	Parent company		Consolidated

	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Gross operating revenue:
Domestic market	1,490,675	1,218,928	1,507,072	1,218,928
Foreign market	1,173,114	959,312	1,411,543	1,088,862

	2,663,789	2,178,240	2,918,615	2,307,790
Sales deductions:
Value-added tax on sales and sales deductions	(296,622)	(253,183)	(333,647)	(289,194)

Net operating revenue	2,367,167	1,925,057	2,584,968	2,018,596

Cost of goods sold	(2,013,287)	(1,491,420)	(1,968,687)	(1,498,903)

Gross profit	353,880	433,637	616,281	519,693

Operating income (expenses):
Selling expenses	(369,054)	(323,783)	(402,349)	(351,721)
Administrative and general expenses	(29,620)	(20,182)	(30,495)	(20,042)
Management fees	(4,802)	(3,811)	(4,802)	(3,811)
Other operating expenses	(25,937)	(12,049)	(30,411)	(12,100)
Financial income (expenses), net	116,826	50,733	(12,174)	2,667
Equity in income (loss) of subsidiaries	69,215	7,238	-	-

Operating income (loss)	110,508	131,783	136,050	134,686

Nonoperating expenses	(4,083)	4,085	(6,625)	4,032

Income (loss) before income and social contribution taxes	106,425	135,868	129,425	138,718

Current income and social contribution taxes	(2)	(15,662)	(3,628)	(17,244)
Deferred income and social contribution taxes	505	(11,649)	(7,472)	(12,070)

Net income before minority interest	106,928	108,557	118,325	109,404

Minority interest	-	-	1,587	(29)

Net income	106,928	108,557	119,912	109,375

Outstanding shares net of treasury stock (thousands)	672,741	677,076	672,741	677,076
Earnings per share - In Reais	0.15894	0.16033	0.17824	0.16154

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Income statements

Six-month period ended June 30, 2008 and 2007

(In thousands of Reais, except for information on shares)

	Parent company		Consolidated

	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Gross operating revenue:
Domestic market	2,866,863	2,382,402	2,894,579	2,382,402
Foreign market	2,143,862	1,866,267	2,627,097	2,088,456

	5,010,725	4,248,669	5,521,676	4,470,858
Sales deductions:
Value-added tax on sales and sales deductions	(569,349)	(486,468)	(646,401)	(558,193)

Net operating revenue	4,441,376	3,762,201	4,875,275	3,912,665

Cost of goods sold	(3,726,738)	(2,888,606)	(3,704,920)	(2,904,537)

Gross profit	714,638	873,595	1,170,355	1,008,128

Operating income (expenses):
Selling expenses	(689,607)	(609,263)	(757,794)	(669,617)
Administrative and general expenses	(55,500)	(35,390)	(57,353)	(35,101)
Management fees	(9,333)	(7,636)	(9,333)	(7,636)
Other operating expenses	(40,670)	(10,773)	(43,539)	(13,226)
Financial income (expenses), net	88,015	65,045	2,320	(3,777)
Equity in income (loss) of subsidiaries	284,049	(6,173)	-	-

Operating income (loss)	296,573	269,749	329,238	278,771

Nonoperating expenses	(6,636)	2,613	(9,282)	2,521

Income (loss) before income and social contribution taxes	289,937	272,362	319,956	281,292

Current income and social contribution taxes	(25)	(15,662)	(8,343)	(17,941)
Deferred income and social contribution taxes	26,184	(55,544)	22,850	(57,802)

Net income before minority interest	316,096	201,156	334,463	205,549

Minority interest	-	-	300	(5)

Net income	316,086	201,156	334,763	205,544

Outstanding shares net of treasury stock (thousands)	672,741	677,076	672,741	677,076
Earnings per share - In Reais	0.46986	0.29710	0.49761	0.30358

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of cash flows

Six months ended June 30, 2008 and 2007

(In thousands of Reais)

	Parent company		Consolidated

	June	June	June	June
	30, 2008	30, 2007	30, 2008	30, 2007

Net income for the period	316,096	201,156	334,463	205,549

Adjustments to reconcile net income to cash
generated by operating activities
Variation in minority interest	-	-	(11,780)	(268)
Accrued interest, net of paid interest	59,711	(34,799)	(84,000)	(124,925)
Depreciation, amortization and depletion allowances	187,231	144,447	189,709	145,209
Goodwill amortization	10,481	10,386	10,481	10,386
Investment Subsidy	-	10,575	-	10,575
Equity in earnings of subsidiaries	(283,069)	3,099	980	(3,026)
Exchange variations on foreign investments	-	-	76,214	92,657
Deferred taxes	(26,184)	55,545	(22,850)	57,802
Contingencies	1,316	(151)	(8,915)	197
Result from the disposal of permanent assets	2,048	1,505	2,095	1,550

Variation in operating assets and liabilities
Trade accounts receivable	63,125	283,392	1,106	320,133
Inventories	(382,081)	(119,209)	(452,350)	(90,907)
Recoverable taxes and other	(156,635)	57,511	(355,883)	(35,229)
Judicial deposits	(2,308)	(7,517)	(3,000)	(7,623)
Suppliers	254,132	(24,471)	250,627	(32,307)
Advances from subsidiaries	564,949	(183,660)	-	-
Taxes payable, salaries payable and others	14,437	(59,385)	130,609	(55,351)

Net cash generated by operating activities	623,249	338,424	57,506	494,422

Investment activities
Funds from the sale of permanent assets	1,017	2,790	1,048	2,790
Investments in subsidiaries	(67,417)	(12)	-	-
Purchase of property, plant and equipment	(817,338)	(349,476)	(952,736)	(352,572)
Acquisition of subsidiary, net cash	(40,290)	-	(40,290)	-
Short-term investments	(326,842)	(24,098)	(1,039,224)	(1,489,358)
Redemption of investments	20,072	1,860	1,101,389	1,398,041

Cash applied in investments activities	(1,230,798)	(368,936)	(929,813)	(441,099)

Sadia S.A.

Statements of cash flows (cont.)

Six months ended June 30, 2008 and 2007

(In thousands of Reais)

	Parent company		Consolidated

	June	June	June	June
	30, 2008	30, 2007	30, 2008	30, 2007

Loan activities
Loans received	727,335	211,511	1,182,823	1,399,107
Loans paid	(182,455)	(227,672)	(439,695)	(1,428,631)
Dividends paid	(130,832)	(57,831)	(130,832)	(57,831)
Loans to subsidiaries	(8,726)	92,213	-	-
Sale of treasury share	-	463	-	463
Acquisition of treasury chare	-	(879)	-	(879)

Net cash from loan activities	405,322	17,805	612,296	(87,771)

Cash at beginning of year	251,567	200,177	320,028	234,069
Cash at end of year	49,340	187,470	60,017	199,621

Net decrease of cash	(202,227)	(12,707)	(260,011)	(34,448)

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Statements of consolidated added value

Six months ended June 30, 2008 and 2007

(In thousands of Reais)

	Consolidated

	June	June
	30, 2008	30, 2007

Revenues/income	5,365,850	4,394,836

Wealth generated by operations	5,457,487	4,419,204

Sale of products, goods and services	5,457,487	4,419,204

Wealth from third parties	(91,637)	(24,368)

Other operating results	2,320	(1,240)
Financial income	(8,462)	67,009
Equity in earnings of subsidiaries	(980)	3,026
Exchange variations on foreign investments	(76,214)	(92,657)
Other nonoperating results	(8,301)	(506)

Raw materials acquired from third parties	(2,684,837)	(2,078,713)
Services rendered by third parties	(921,872)	(819,943)

Added value to be distributed	1,759,141	1,496,180

Distribution of added value
Human resources	761,909	575,411
Interest on third-party capital	(109,229)	(40,642)
Government	568,609	601,442
Shareholders (dividends)	97,638	59,460

Retention	440,214	300,509

Depreciation/amortization/depletion	200,190	155,595
Retained profits	236,826	146,088
Other	3,198	(1,174)

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

Six-month period ended June 30, 2008

(In thousands of Reais)

1   Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 16 industrial units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2   Preparation and presentation of the interim financial information

The individual and consolidated interim financial information are presented in thousands of Reais, unless otherwise stated and were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission (CVM).

In order to provide additional information, the Company has presented the statements of cash flows and value added as follows:

a.    Statement of cash flows

The cash flows were prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

Sadia S.A.

Publicly-held Company

b.    Statement of added value

The value added statement has been presented in accordance with the model proposed by the foundation Instituto de Pesquisa Contábeis, Atuariais e Financeiras - University of São Paulo the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

3   Description of significant accounting policies

a.

Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met:
i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

b.

Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the period.

c.

Accounting estimates

The preparation of the interim financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

Sadia S.A.

Publicly-held Company

d.

Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the balance sheet date.

e.

Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f.

Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses in hog stock and poultry are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g.

Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 10.

Sadia S.A.

Publicly-held Company

The interim financial information of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

•

Balance sheet accounts at the exchange rate at the end of the period.

•

Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation considered as permanent.

h.

Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 11. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of off springs. The productive cycle ranges from fifteen to thirty months.

i.

Impairment of long lived assets

The Company reviews its non current assets to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

Sadia S.A.

Publicly-held Company

j.

Deferred charges

Deferred charges are represented substantially by pre-operating costs, reorganization charges and development of new products and markets, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

k.

Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

l.

Provisions

A provision is recognized in the interim financial information when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

m.

Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carryforward and negative basis of social contribution.

n.

Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o.

Environmental

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

Sadia S.A.

Publicly-held Company

p.

Tax incentives

The Company has tax incentives granted by the governments of the states of Minas Gerais and Mato Grosso where some of its industrial plants are located, which will expire between 2014 and 2020. During the financial year 2007 these subsidies were recorded in the account “Capital Reserve” in net equity. Law 11638/07, amongst other changes, revoked item d) in paragraph 1 of article 182 of Law 6404/76, which implies that the amounts received by way of a subsidy for investment should be recorded in an income account and no longer as Capital Reserve. Accordingly the Company recorded the amount of R$13,978 in the income statement for the period ended June 30, 2008.

q.

Alteration to Corporate Law - Law 11638/07

On December 28, 2007, Law 11638/07 was issued, which introduced important changes to Law 6404/76 with respect to the preparation and disclosure of financial statements for public companies. The main changes introduced by the new law requires that international accounting standards be adopted, with the standards to be published by the Brazilian Securities and Exchange Commission - CVM, and prepared in accordance with the standards issued by the International Accounting Standard Board - IASB.

Among the changes introduced, management emphasizes the following issues which may have an impact on the Company’s financial statements and the criteria for calculating the results for the year and the financial position of the Company (parent company and consolidated), as of the year ending December 31, 2008:

•

A change in the criteria for classifying and valuing investments in financial instruments, including derivatives, which are classified as “ available for sale ” or “ held to maturity”, and their valuation will be made based upon this classification.

•

In corporate transactions between independent parties where there is effective transfer of control, the valuation of the assets and liabilities to market value will be mandatory.

•

Tax incentives will no longer be classified as capital reserve, but will be included in the income statement. The General meeting can allocate a part of gain, corresponding to these incentives, to form the Tax Incentives Reserve, which can be excluded from the calculation base for the dividends.

Sadia S.A.

Publicly-held Company

•

Creation of the account “Comprehensive Income” in shareholders’ equity, for recording the valuation adjustments, while they are not computed in the results for the year in accordance with the accrual basis and the marking of prices to market.

Based on the evaluation prepared by Company’s Management, the changes introduced and their respective effects on the net equity and the results for the period ended June 30, 2008 are summarized as follows:

	Net income		Shareholders’ equity
	Parent company	Consolidated	Parent company	Consolidated

Balances at June 30, 2008 - Law 6404/76	316,096	334,763	3,135,675	3,147,645

Fair value of long and short-term investments, net of taxes (note 23)	-	125,659	-	125,659

Fair value of derivatives (note 23)	208,050	208,050	208,050	208,050

Stock Option (note 18)	(9,465)	(9,465)	(24,227)	(24,227)

Balances at June 30, 2008 - Estimated according to Law 11638/07	514,681	659,007	3,319,498	3,457,127

Management considers that the regulations and orientations to be issued by the regulatory agencies are preponderant factors in the applicability of these changes and may substantively change the amounts estimated by the Company.

Sadia S.A.

Publicly-held Company

4   Consolidated interim financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements in the line of “minority interest in subsidiaries”.

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of it investment fund Concórdia Foreign Investment Fund Class A, where it is the wholly investment holder. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions and maximizing shareholder returns. As of June 30, 2008 and March 31, 2008, these investment funds were consolidated in the Company’s financial statements as they had loans collateralized by its own financial assets.

The consolidated interim financial information include the accounts of Sadia S.A. and its direct and indirect subsidiaries. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	June 30, 2008	March 31, 2008

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	95.00	95.00
Concórdia Foods Ltd.	100.00	100.00
Sadia U. K. Ltd.	100.00	100.00
Big Foods Indústria de Produtos Alimentícios Ltda.	100.00	100.00
Avícola Industrial Buriti Alegre Ltda. – Goiaves	100.00	100.00
Baumhardt Comércio e Participações Ltda. (a)	73.94	-
Excelsior Alimentos S.A. (a)	43.69	-
Excelsior Alimentos S.A. (a)	9.06	-
Sadia Industrial Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09
Rezende Marketing e Comunicações Ltda.	99.91	99.91
Sadia Overseas Ltd.	100.00	100.00

Sadia S.A.

Publicly-held Company

	Shareholdings in % at

	June 30, 2008	March 31, 2008

Concórdia Holding Financeira S.A.	100.00	100.00
Concórdia S.A. C.V.M.C.C.	99.99	99.99
Sadia GmbH	100.00	100.00
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods G.m.b.H.	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Panamá S.A.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00
Investeast Ltd.	60.00	60.00
Concórdia Ltd.	100.00	100.00

(a) Acquired on June 26, 2008

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity

	June 30, 2008	June 30, 2007	June 30, 2008	March 31, 2008

Company’s financial statements	316,096	201,156	3,135,675	3,074,328

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(1,880)	(3,348)	(8,577)	(7,711)

Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at December 31, 2007 and 2006	6,697	7,736	6,697	6,697

Elimination of the adjustment to market value not made on short-term financial investments, net of taxes	13,850	-	13,850	-

Consolidated financial statements	334,763	205,544	3,147,645	3,073,314

Sadia S.A.

Publicly-held Company

5   Long and short-term investments

		Parent company		Consolidated
	Interest % (annual average)	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008
Short-term investments

Local currency
Investment funds	11.09	227,048	239,272	322,136	495,449
Bank Deposit Certificate - CDB	12.56	-	-	198,300	-
Treasury bills - LFT	10.67	53,416	51,984	89,242	51,984
Other	11.09	-	-	5	5,042
Interest rate swap contracts	-	84	98	84	98

		280,548	291,354	609,767	552,573

Foreign currency
Investment funds	10.47	134,919	144,395	926,736	1,179,974
Interest-bearing current accounts	2.46	545	19	285,544	337,323
Interest rate swap contracts	-	1,084	4,653	2,138	4,703

		136,548	149,067	1,214,418	1,522,000

Total short-term		417,096	440,421	1,824,185	2,074,573

Long-term investments

Local currency
Investment funds	11.99	63,095	61,102	63,095	61,102
National Treasury Certificate - CTN	12.00	40,146	37,851	40,146	37,851
Stocks	-	208,154	88,034	17,762	-

Total long-term		311,395	186,987	121,003	98,953

Long-term investments as of June 30, 2008 mature as follows:

Maturity	Parent company	Consolidated

2009	271,249	80,857
2013 onwards	40,146	40,146

	311,395	121,003

Sadia S.A.

Publicly-held Company

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and quotas of investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

6   Trade accounts receivable

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008
Foreign
Customers	120,284	122,433	313,237	262,716
Subsidiaries	90,752	71,541	-	-

Total of foreign	211,036	193,974	313,237	262,716

Domestic
Customers	166,909	164,988	180,023	172,146
Subsidiaries	1,763	2,160	-	-

Total of domestic	168,672	167,148	180,023	172,146

(-) Allowance for doubtful accounts	(2,889)	(4,129)	(7,780)	(7,610)

	376,819	356,993	485,480	427,252

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008

Balance at the beginning of the period	(4,129)	(3,565)	(7,610)	(7,112)

Additions to the provision	(769)	(854)	(2,217)	(1,267)
Write offs	2,009	290	2,047	769

Balance at the end of the period	(2,889)	(4,129)	(7,780)	(7,610)

Sadia S.A.

Publicly-held Company

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$200 million, with interest rate of 0.26% p.a. + LIBOR.

As of June 30, 2008, the amount of receivables sold under this agreement amounted to approximately R$ 318 million (R$ 343 million as of March 31, 2008). During the period ended June 30, 2008, the Company received cash proceeds of approximately R$ 1,889 million (R$ 1,940 million as of June 30, 2007) and incurred expenses of R$ 5.7 million (R$ 8.0 million as of June 30, 2007) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of June 30, 2008, the net equity of this fund was R$ 313,204 (R$ 304,248 at March 31, 2008), of which R$ 314,875 (R$ 249,740 at March 31, 2008) were represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at June 30, 2008, represented R$ 62,640 (R$ 60,850 at March 31, 2008).

During the period ended June 30, 2008, the Company received cash proceeds related to the local receivables sold of approximately R$ 1,901 million (R$ 1,564 million for the period ended on June 30, 2007) and incurred expenses of R$ 12.7 million (R$ 14 million for the period ended on June 31, 2007) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$ 100 to new customers or customers with no approved credit limits.

Sadia S.A.

Publicly-held Company

7   Inventories

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008

Finished goods and products for sale	480,444	419,116	610,640	526,036
Livestock and poultry for slaughter and sale	446,985	399,260	448,720	400,407
Raw materials	214,348	215,710	224,090	224,540
Work in process	203,609	219,247	203,772	219,275
Packaging materials	46,089	40,159	47,103	41,403
Storeroom	29,780	29,162	35,853	33,058
Advances to suppliers	35,865	29,914	36,065	30,135
Imports in transit	11,744	10,275	14,332	10,879
Products in transit	161	2,380	711	3,096

	1.469.025	1,365,223	1.621.286	1,488,829

8   Recoverable taxes

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008

ICMS	313,424	271,575	315,458	272,551
Income and social contribution taxes	28,325	29,453	181,012	60,072
PIS and COFINS	164,077	128,372	166,166	129,814
IVA	-	-	55,379	57,930
IPI	43,962	43,964	44,061	43,999
INSS	5,739	18,944	5,739	18,947
Other	-	-	47	35

	555,527	492,308	767,862	583,348

Short-term portion	329,361	305,224	464,496	394,761
Long-term portion	226,166	187,084	303,366	188,587

Sadia S.A.

Publicly-held Company

a.

Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b.

Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

c.

Social contributions - PIS/COFINS

The balance is composed from noncumulative collection of PIS and COFINS, and these credits may be compensated with other federal taxes.

d.

Value-added tax - IVA

Composed of credits generated by the commercial operations in the foreign subsidiaries, which will be compensated with taxes of the same nature or cash reimbursements.

e.

Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

f.

National Institute of Social Security – INSS

The balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

9   Related party transactions

Related party transactions refers to mainly of sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

Sadia S.A.

Publicly-held Company

	Balance sheet
	June 30, 2008	March 31, 2008

Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	73,208	53,160
Qualy B.V.	5,019	-
Sadia Alimentos S.A.	4,837	3,645
Sadia International Ltd.	2,851	8,480
Sadia Chile S.A.	2,478	3,886
Sadia Uruguay S.A.	2,234	2,370
Big Foods Ind. Prod. Alimentícios Ltda.	1,832	1,306
Avícola Industrial Buriti Alegre Ltda. - Goiaves	56	854
	92,515	73,701

Loans
Concórdia Holding Financeira S.A.	10,121	6,454
Sadia GmbH	2,307	2,307
Sadia Industrial Ltda.	885	886
Avícola Industrial Buriti Alegre Ltda. - Goiaves	805	10,326
Rezende Marketing e Comunicação Ltda.	60	60
Sadia International Ltd.	(172)	(184)
Big Foods Ind. Prod. Alimentícios Ltda	-	1,872
Concórdia S.A. CCVMCC	-	36
	14,006	21,757

Suppliers
Big Foods Ind. Prod. Alimentícios Ltda.	12,458	10,031
Avícola Industrial Buriti Alegre Ltda. - Goiaves	3,790	80
	16,248	10,111

Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(2,356,698)	(2,126,913)
Sadia International Ltd.	(1,378)	(1,514)
Total current and non current	(2,358,076)	(2,128,427)

Sadia S.A.

Publicly-held Company

	Statement of income
	June 30, 2008	June 30, 2007
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	1,308,818	1,072,212
Sadia International Ltd.	139,735	108,398
Qualy B. V.	21,601	12,141
Sadia Chile S.A.	9,966	6,388
Sadia Alimentos S.A.	9,473	6,171
Big Foods Ind. Prod. Alimentícios Ltda.	7,341	-
Sadia Uruguay S.A.	4,612	2,707
Avícola Industrial Buriti Alegre Ltda. - Goiaves	2,524	-
	1,504,070	1,208,017

Cost of goods sold
Big Foods Ind. Prod. Alimentícios Ltda.	(35,466)	-
Avícola Industrial Buriti Alegre Ltda. - Goiaves	(10,064)	-
	(45,530)	-

Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	170,739	114,512
Sadia International Ltd.	154	181

	170.893	114,693

Sadia S.A.

Publicly-held Company

10   Investments

			Net income		Investment balances
Investments	Ownership	Shareholder’s equity	(loss) for the period	Equity result	June 30, 2008	March 31, 2008

Sadia GmbH	100.00	1,732,720	333,297	265,945	1,732,720	1,670,631
Concórdia Hoding Financeira S.A.	100.00	183,856	8,977	9,339	183,856	178,096
Sadia International Ltd.	100.00	87,288	5,643	(3,761)	87,288	90,757
Big Foods Ind. de Produtos Alimentícios Ltda.	100.00	30,074	13,230	13,230	30,074	25,227
Avícola Ind.l Buriti Alegre Ltda. - Goiaves	100.00	23,685	(489)	(489)	23,685	9,926
Sadia Industrial Ltda.	100.00	363	(6)	(6)	363	362
Rezende Marketing e Comunicações Ltda.	99.91	(29)	(1)	(1)	-	-
Sadia Overseas Ltd.	100.00	(1,395)	(3)	154	-	-
Baumhardt Comércio e Participações Ltda.	73.94	(2,174)	-	-	-	-
Excelsior Alimentos S.A.	9.06	(3,419)	-	-	-	-

Total in subsidiaries				284,411	2,057,986	1,974,999

Goodwill				-	87,224	84,264
Other investments				(1,342)	17	1,359

Total investments of the Parent Company				283,069	2,145,227	2,060,622

Other investments of subsidiaries/affiliates				-	2,089	18,525
Investments eliminated on consolidation				(360,263)	(2,057,986)	(1,974,999)

Total consolidated investments				(77,194)	89,330	104,148

Changes in the investments:

					Shareholding result
	Acquisition	Capital Increase	Amortization	Negative equity	Operational	Non- Operational
Sadia GmbH	-	-	-	-	62,089	-
Concórdia Holding Financeira S.A.	-	-	-	-	5,398	362
Big Foods Indústria de Prod. Alim. Ltda.	-	-	-	-	4,847	-
Avícola Ind. Buriti Alegre Ltda. - Goiaves	-	13,549	-	-	210	-
Sadia Overseas Ltd.	-	-	-	(138)	138	-
Sadia Industrial Ltda.	-	-	-	-	1	-
Rezende Marketing e Comun. Ltda.	-	-	-	1	(1)	-
Sadia International Ltd.	-	-	-	-	(3,469)	-
Baumhardt Comércio e Participações Ltda.	(1,607)	-	-	1,607	-	-
Excelsior Alimentos S.A.	(310)	-	-	310	-	-
	(1,917)	13,549	-	1,780	69,213	362
Goodwill	8,561	-	(5,601)	-	-	-
Other investments	-	-	-	-	-	(1,342)
	6,644	13,549	(5,601)	1,780	69,213	(980)

Sadia S.A.

Publicly-held Company

On June 26, 2008 the Company acquired 73.94% of the quotas of the capital of Baumhardt Comércio e Participações Ltda. for the amount of R$5,425, and 9.06% of the shares of the capital of Excelsior Alimentos S.A. (16.63% of the voting capital) for the amount of R$1.219. Baumhardt holds 80.10% of the common shares and 43.67% of the capital of Excelsior Alimentos S.A., which added to the direct interests means that the Company holds 75.86% of the voting capital and 41.35% of the total capital of Excelsior Alimentos S.A. Goodwill, based on expectations of future profitability, in the amount of R$8,561, which is forecast to be amortized over five years, was paid on this acquisition. Excelsior’s industrial park is located in Santa Cruz do Sul, in the State of Rio Grande do Sul, and includes a plant for industrialized products with its own cool store.

In the terms of article 254-A of Law 6404/76 and CVM Instruction 361/02, within the period of 30 days as from the date of acquisition, the Company will submit for recording in the Brazilian Securities and Exchange Commission (CVM) a mandatory public offering for acquisition of the other outstanding shares for the price of R$4.48 per share, a price which is equivalent to 80% of the amount paid to the controlling shareholder.

At June 30, 2008 the net balance of goodwill on the acquisition of investments was R$87,224 (R$84,264 at March 31, 2008), comprising:

			Amortization
	June 30, 2008	March 31, 2008	Beginning	Term

Avícola Industrial Buriti Alegre Ltda. - Goiaves	39,637	41,800	February, 2008	5 years
Big Foods Indústria de Produtos Alimentícios Ltda.	30,972	34,410	January, 2008	3 years
Empresa Matogrossense de Alimentos Ltda.	8,054	8,054	Forecast to 2009	5 years
Excelsior Alimentos S.A.	8,561	-	July, 2008	5 years
	87,224	84,264

These amounts of goodwill were based on the expectation of future profitability, with amortization forecast in up to five years.

Sadia S.A.

Publicly-held Company

11   Property, plant and equipment

		Parent company

		Cost	Depreciation	Carrying amount

	Annual average %	June 30, 2008	June 30, 2008	June 30, 2008	March 31, 2008

Lands	-	109,755	-	109,755	109,055
Buildings	4	1,242,609	(411,066)	831,543	794,203
Machinery and equipment	15	1,605,713	(721,323)	884,390	835,718
Installations	10	537,072	(188,142)	348,930	321,724
Software implementation	20	105,318	(44,832)	60,486	58,371
Vehicles	20	9,086	(6,751)	2,335	2,809
Construction in progress	-	919,016	-	919,016	707,187
Breeding stock	-	561,885	(364,428)	197,457	172,772
Forestation and reforestation	-	41,928	(5,091)	36,837	35,836
Advances to suppliers	-	11,134	-	11,134	1,524
Other	-	960	(928)	32	40

		5,144,476	(1,742,561)	3,401,915	3,039,239

		Consolidated

		Cost	Depreciation	Carrying amount

	Annual average %	June 30, 2008	June 30, 2008	June 30, 2008	March 31, 2008

Lands	-	111,244	-	111,244	110,113
Buildings	4	1,253,383	(416,691)	836,692	798,413
Machinery and equipment	15	1,641,612	(735,477)	906,135	853,266
Installations	10	565,073	(189,915)	375,158	329,785
Software implementation	20	105,646	(44,995)	60,651	58,444
Vehicles and plane	15	18,146	(8,600)	9,546	10,682
Construction in progress	-	1,071,675	-	1,071,675	872,136
Breeding stock	-	561,951	(364,428)	197,523	172,837
Forestation and reforestation	-	41,928	(5,091)	36,837	35,836
Advances to suppliers	-	31,549	-	31,549	30,498
Other	-	3,131	(2,167)	964	1,094

		5,405,338	(1,767,364)	3,637,974	3,273,104

Sadia S.A.

Publicly-held Company

We present the changes in the cost of property, plant and equipment below:

			Consolidated
	March 31, 2008				June 30, 2008
		Acquisitions	Disposal	Tranfers

Lands	110,113	431	-	700	111,244
Buildings	1,201,448	9,825	(944)	43,054	1,253,383
Machinery and equipment	1,560,415	17,797	(9,419)	72,819	1,641,612
Installations	508,835	17,612	(898)	39,524	565,073
Software implementation	98,291	387	-	6,968	105,646
Vehicles and plane	19,490	175	(760)	(759)	18,146
Construction in progress	872,136	381,449	-	(181,910)	1,071,675
Breeding stock	501,018	60,933	-	-	561,951
Forestation and reforestation	40,714	1,004	(174)	384	41,928
Advances to suppliers	30,498	19,239	-	(18,188)	31,549
Other	3,203	49	(26)	(95)	3,131

Total cost of acquisition	4,946,161	508,901	(12,221)	(37,503)	5,405,338

a.

The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Uberlandia and Lucas do Rio Verde units.

b.

In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$ 32,429 (R$ 27,936 as of June 30, 2007).

12   Deferred charges

		Parent company
		Cost	Amortization	Carrying amount

	Rate	June 30, 2008	June 30, 2008	June 30, 2008	March 31, 2008

Pre operational costs	20	63,515	(8,286)	55,229	52,406
Reorganization expenses	20	29,114	(13,391)	15,723	17,349
Product development and markets	20	17,356	(12,752)	4,604	5,810
Other	20	2,154	(1,133)	1,021	1,239

		112,139	(35,562)	76,577	76,804

Sadia S.A.

Publicly-held Company

		Consolidated
		Cost	Amortization	Carrying amount

	Rate	June 30, 2008	June 30, 2008	June 30, 2008	March 31, 2008

Pre operational costs	20	90,751	(10,506)	80,245	65,484
Reorganization expenses	20	29,114	(13,391)	15,723	17,349
Product development and markets	20	21,700	(13,106)	8,594	10,329
Other	20	2,154	(1,133)	1,021	1,239

		143,719	(38,136)	105.583	94,401

The reorganization expenses refer to the implementation of the shared service center in the city of Curitiba and the preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

13   Loans and financing - Short-term

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008
Short-term
Foreign currency
Financing obtained from financial institutions custodians of structured notes belonging to the Company, with Libor 01 month being charged (2.46% in June 2008) plus interest of 0.50% p.a., guaranteed by its own investments	-	-	380,095	420,140

Financing for investments in Russia, to be made in property, plant and equipment, with interest 8% per annum, guaranteed by surety according to the investment interest (60% for Sadia and 40% for the partner)	-	-	35,491	93,919

Advanced collection relating to the receivables sold, with no interest	-	-	20,743	71,256

Credit lines for the development of foreign trade, with interest rates of 7.84% p.a., guaranteed by promissory notes or sureties	-	-	3,430	4,527

Advances on export contracts - ACC, with interest rates of 8.70% p.a., guaranteed by promissory notes or sureties	-	-	419	419

Currency swap contracts	1,290	4,729	1,290	4,729
Exchange interest rate contracts	-	-	9,361	7,043

	1,290	4,729	450,829	602,033

Sadia S.A.

Publicly-held Company

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008
Local currency
Rural credit lines and working capital loans with interest of 6.75% p.a. for the finance of the production of the integration system in the swine and poultry farming.	239,354	233,087	239,354	234,451

Currency swap contracts	2,822	1,939	2,822	1,939
Others	-	-	5,418	-

	242,176	235,026	247,594	236,390

	243,466	239,755	698,423	838,423
Short-term portion of the long-term debt

Foreign currency
BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$ 2,369 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 18,660 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.50%, guaranteed by mortgage bonds and real estate mortgage.	21,029	24,901	21,029	24,901

Export financing composed of prepayment in amount of R$ 686 subject to LIBOR variation for 6-month deposits (3.1 1% in June 2008) and interest of 0.16% p.a. and an amount of R$ 13,231, with Libor 06 months being charged of a line focused on the incentive for foreign trade activities, plus annual interest of 1.57% p.a., guaranteed by promissory notes or sureties	686	1,013	13,917	13,130

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages	2,847	4,133	2,847	4,133

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in 2017, guaranteed by endorsement.	-	-	2,736	10,522

	24,562	30,047	40,529	52,686

Sadia S.A.

Publicly-held Company

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 148,038 (R$ 147,767 in the controlling company and R$ 271 in the affiliated company) subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in June 2008) and interest of 3.25% p.a., and FINEM in the amount of R$ 1,448 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	149,215	152,718	149,486	153,122

Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, subject to variation of 90% of the CDI (interbank deposit certificate) p.a.	107,625	70,079	107,625	70,079

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	3,255	1,597	3,255	1,597

Other subject to interest rate from 1% to 4% p.a.	6,595	6,596	6,739	6,807

	266,690	230,990	267,105	231,605

Short-term portion of long-term debt	291,252	261,037	307,634	284,291

Total short-term	534,718	500,792	1,006,057	1,122,714

At June 30, 2008 the weighted average interest in short-term loans was 6.06% p.a. (5.94% p.a. at March 31, 2008).

Sadia S.A.

Publicly-held Company

14   Loans and financing - Long-term

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008
Foreign currency
Export financing composed of prepayment, payable in amount of R$ 159,876 in installments up to 2012, subject to LIBOR variation for 6-month deposits (3.11% in June 2008) plus annual interest of 0.16% p.a, and a line focused on the incentive for foreign trade in amount of R$ 1,138.704, subject to LIBOR variation for 6-month plus interest of 1.57% p.a., guaranteed by promissory notes or sureties	159,876	175,923	1,298,580	1,249,744

The raising of funds on the international capitals market through the issuing of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	-	-	400,711	447,797

BNDES (National Bank for Economic and Social Development), payable from 2008 to 2015 composed as follows: FINEM in the amount of R$ 2,369 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$ 122,722 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages	125,091	143,214	125,091	143,214

IFC (International Finance Corporation) for investments in property, plant and equipment, with interest of 9.05% to 11.12% p.a, guaranteed by real estate mortgages	2,847	4,133	66,228	4,133
	287,814	323,270	1,890,610	1,844,888

Sadia S.A.

Publicly-held Company

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2008 to 2015, composed as follows: FINAME in the amount of R$ 986,027 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in June 2008) and interest of 3.25% p.a., and FINEM in the amount of R$ 1,448 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	987,475	1,025,972	989,609	1,028,237

Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, subject to variation of 90% of the CDI (interbank deposit certificate) p.a.	410,357	200,912	410,357	200,912

PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2008 to 2020, subject to the variation of the IGPM (General Market Price Index) and interest of 9.89% p.a., guaranteed by endorsement.	151,232	145,169	151,232	145,169

Other subject to interest rate from 1% to 4% p.a.	13,840	15,469	15,391	17,082

	1,562,904	1,387,522	1,566,589	1,391,400

	1,850,718	1,710,792	3,457,199	3,236,288

Short-term portion of long-term debt	(291,252)	(261,037)	(307,634)	(284,291)

Total long-term	1,559,466	1,449,755	3,149,565	2,951,997

The noncurrent portions of financings at June 30, 2008 mature as follows:

Maturity	Parent company	Consolidated

2009	164,632	170,732
2010	526,229	855,990
2011	225,474	624,951
2012	301,769	473,604
2013 onwards	341,362	1,024,288

	1,559,466	3,149,565

Sadia S.A.

Publicly-held Company

15   Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

•  Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
•  Payment of a bonus for time of service;
•  Payment of indemnification for termination of service; and
•  Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations and recorded in the current profit and loss.

16   Commitments and contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next five years. These leasing are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance.  The costs and expenses with these agreements totaled R$ 82,953 as of June 30, 2008 (R$ 57,042 as of June 30, 2007).

The table below shows the future payments related to the leasing agreement at June 30, 2008:

2008	93,545
2009	181,200
2010	131,900
2011	131,900
2012	131,900

Total	670,445

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$ 72 million on June 30, 2008, payable until 2010.

Sadia S.A.

Publicly-held Company

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings:

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008

Tax proceedings	35,204	34,809	51,296	46,192
Labor proceedings	29,991	28,884	30,855	30,427
Civil proceedings	14,734	14,327	14,734	14,327

Provision for contingencies	79,929	78,020	96,885	90,946

Related legal deposits	(26,743)	(28,194)	(39,006)	(28,194)

Provision for contingencies - Net	53,186	49,826	57,879	62,752

The changes in the provision for contingencies are presented as follows:

	March 31, 2008	Additions	Disposals	Monetary updates	June 30, 2008

Tax proceedings	46,192	4,705	(52)	451	51,296
Labor proceedings	30,427	1,119	(691)	-	30,855
Civil proceedings	14,327	5,944	(5,603)	66	14,734

Provision for contingencies	90,946	11,768	(6,346)	517	96,885

Related legal deposits	(28,194)	(12,263)	1,853	(402)	(39,006)

Provision for contingencies - Net	62,752	(495)	(4,493)	115	57,879

Sadia S.A.

Publicly-held Company

Tax litigation

The main tax contingencies involve the following cases:

a.

Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$27,579, of which R$10,034 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$9,017 of income tax and R$3,246 on contribution taxes of Concórdia S.A. CVMCC, R$4,253 on withholding income tax on investments of Granja Rezende and R$1,029 for other provisions.

b.

Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná, totaling a probable contingency estimated at R$11,731.

c.

Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totaling a provision of R$11,986.

The Company has other contingencies of a tax nature in the amount of R$977,655 on June 30, 2008, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded.  These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$343,671, IPI Credit premium, in the amount of R$290,598, and payment of social security contributions, in the amount of R$175,821.

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$54,801, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

Sadia S.A.

Publicly-held Company

Labor claims

The company is involved in approximately 2,437 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$56,951, for which the provision in the amount of R$30,855 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of June 30, 2008 was R$45,004 (R$54,955 on March 31, 2008).

Guarantees

a.

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of June 30, 2008 amounted R$364,091 (R$311,464 on March 31, 2008).

b.

The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the National Bank for Economic and Social Development (BNDES). The object of this loan is to set up biodigesters on the properties of the rural producers that are taking part in the Sadia integration system, within the ambit of the Sadia sustainable pig breeding program, seeking a mechanism for clean development and reduction in emission of carbon gases.  The total amount of these guarantees at June 30, 2008 was R$61,131 (R$56,855 at March 31, 2008).

c.

The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

Sadia S.A.

Publicly-held Company

17   Shareholders’ equity

a.

Capital

Subscribed and paid-in capital is represented by the following shares with no par value:

	June 30, 2008	March 31, 2008

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(10,259,288)	(10,259,288)

Total outstanding shares	672,740,712	672,740,712

b.

Statements of changes in shareholders’ equity

			Treasury	Retained
	Capital	Reserve	shares	earnings	Total

Balances at December 31, 2007	2,000,000	1,001,335	(84,118)	-	2,917,217
Interest on shareholders' equity/dividends	-	-	-	(52,057)	(52,057)
Net income of the period	-	-	-	209,168	209,168
Balances at March 31, 2008	2,000,000	1,001,335	(84,118)	157,111	3,074,328
Interest on shareholders' equity/dividends	-	-	-	(45,581)	(45,581)
Net income of the period	-	-	-	106,928	106,928
Balances at June 30, 2008	2,000,000	1,001,335	(84,118)	218,458	3,135,675

c.

Treasury stock

As of June 30, 2008 the Company held treasury stock of 10,259,288 preferred shares, at an average acquisition cost of R$84,118, held for future sale and/or cancellation. The market value as of June 30, 2008 was R$ 116,546.

Sadia S.A.

Publicly-held Company

d.

Book and market value

At June 30, 2008, the market value of the shares of Sadia S.A., according to the average quotation of the shares traded on the São Paulo stock exchange (BOVESPA), was R$11.36 per share (R$10.40 at March 31, 2008). The book value on the same date was R$4.66 per share (R$4.57 at March 31, 2008).

18   Stock option plan

The Company has a granting plan of option of purchase of shares, which contemplates nominative preferred shares of issue of the Company, available in treasury. The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Quantity	Price of shares
Cycle	Grant	Start	Final	of Shares	Grant date	Update - INPC

2005	06/24/05	06/24/08	06/24/10	1,700,000	4.55	5.16
2006	09/26/06	09/26/09	09/26/11	3,155,000	5.68	6.27
2007	09/27/07	09/27/10	09/27/12	5,000,000	10.03	10.57

Sadia S.A.

Publicly-held Company

	June 30, 2008	March 31, 2008

Balances in the beginning of the period	9,955,000	9,955,000

Cancelled options - Cycle 2006	(100,000)	-

Balances in the end of the period	9,855,000	9,955,000

Since the Company has treasury shares earmarked for its stock option plan, the difference between the market value and the updated price for the year will not affect the Company’s results. If the Company adopted international accounting standards, as commended by CVM Instruction 469/08, the shareholders’ equity and the results for the period ended June 30, 2008 would be decreased by R$9,465 and R$24,227, respectively.

19   Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year.  This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions.

20   Other operating income

On February 13, 2008, the Company obtained recognition of the final, favorable, unappealable decision on the PIS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income.  This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company has been collecting the tax in accordance with legislation and, based on the final decision of this proceeding, recognized the tax credit in the amount of R$14,628, which net of attorneys’ fees, in the amount of R$ 878, represented a gain of R$13,750.

Sadia S.A.

Publicly-held Company

21   Financial result

	Parent company		Consolidated

	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Financial expenses
Interest	(119,842)	(97,009)	(115,830)	(121,328)
Monetary variations - Liabilities	(10,598)	(3,833)	(10,598)	(3,833)
Exchange variations - Liabilities	257,069	193,209	252,834	196,369
Exchange variations on foreign investments	-	-	(76,214)	(92,657)
Other	(10,903)	(29,451)	(17,149)	(49,337)

	115,726	62,916	33,043	(70,786)
Financial income
Interest	(14,359)	28,997	31,995	98,614
Monetary variations - Assets	2,667	2,156	2,668	2,156
Exchange variations - Assets	(36,984)	(48,689)	(83,136)	(61,926)
Other	20,965	19,665	40,012	28,165

	(27,711)	2,129	(8,461)	67,009

	88,015	65,045	24,582	(3,777)

22   Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Local	289,937	272,362	(18,986)	197,078
Foreign	-	-	338,942	84,214

	289,937	272,362	319,956	281,292

Sadia S.A.

Publicly-held Company

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Local
Current	(25)	(15,662)	(6,321)	(18,045)
Deferred	24,265	(53,015)	18,681	(55,273)

	24,240	(68,677)	12,360	(73,318)
Foreign
Current	-	-	(2,022)	104
Deferred	1,919	(2,529)	4,169	(2,529)

	1,919	(2,529)	2,147	(2,425)

	26,159	(71,206)	14,507	(75,743)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated

	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Income before taxation/profit sharing	289,937	272,362	319,956	281,292
Interest on shareholders' equity	(91,163)	(59,460)	(91,163)	(59,460)
Income before income and social contribution taxes	198,774	212,902	228,793	221,832
Income and social contribution taxes at nominal rate - 34%	(67,583)	(72,387)	(77,790)	(75,423)

Adjustment to calculate the effective rate
Permanent differences
Equity in subsidiaries earnings	94,658	(3,583)	88,191	(4,263)
Recording of deferred IR/CS for prior years	-	-	6,070	-
Other	(916)	4,764	(1,964)	3,943

Income and social contribution taxes at effective rate	26,159	(71,206)	14,507	(75,743)

Sadia S.A.

Publicly-held Company

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	June 30, 2008	March 31, 2008	June 30, 2008	March 31, 2008

Assets
Deferred taxes
Benefit plan	39,582	38,052	39,582	38,052
Provision for contingencies	28,365	26,844	28,877	32,069
Employees’ profit sharing	12,161	6,539	12,161	6,831
Allowance for doubtful accounts	19,975	17,281	20,120	17,281
Goodwill amortization	7,794	8,856	7,794	8,856
Provision for loss on property, plant and equipment	5,389	5,922	5,389	5,922
Tax loss carryforwards and negative basis of social contribution	26,483	41,114	29,600	41,114
Summer Plan depreciation	612	880	612	880
Provision for market value adjustment	7,135	-	-	-
Others	3,996	4,214	8,671	6,799

Total assets deferred taxes	151,492	149,702	152,806	157,804

Assets short-term portion	50,393	60,269	51,370	60,799
Assets long-term portion	101,099	89,433	101,436	97,005

Liabilities
Deferred taxes
Depreciation on rural activities	107,094	105,776	107,094	105,776
Others	-	33	1,189	33

Total liabilities deferred taxes	107,094	105,809	108,283	105,809

Liabilities short-term portion	10,709	10,611	11,898	10,611
Liabilities long-term portion	96,385	95,198	96,385	95,198

Net	44,398	43,893	44,523	51,995

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

Realization of the credits from deferred tax assets arising from tax losses and the negative social contribution base in the amount of R$29,600, represented by R$26,483 in the parent  company and R$3,117 in subsidiaries, will occur from future profits being generated in the respective

Sadia S.A.

Publicly-held Company

companies.  Management anticipates that the tax asset reported by the parent company and by the subsidiaries will be realized in full during this year.

23   Risk management and financial instruments

The Company’s operations that are exposed to market risks, mainly with respect to foreign currency variations, credit risks and variations in the prices of agricultural commodities - corn, soy bean and derivatives. These risks are managed by the Risk Management area, through identification of exposures and correlations between the different risk factors, using the specific calculation method, VAR - Value at Risk and simulations of scenarios, and are permanently monitored by the Financial Committee and by the Commodities and Risk Management Committee, consisting of members of the Board of Directors, who are responsible for defining management’s strategy for administering these risks, determining the limits for positions, exposure and authority for decision making. At June 30, 2008, the  VAR-Value at Risk for the operational assets and liabilities and financial instruments exposed to exchange rate variations for one year with 95% confidence, amounted to R$241,710, representing 7.68% of shareholders’ equity (Information not reviewed).

a.   Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the interim financial information.

The realized income of future contracts, for the period ended on June 30, 2008, generated a gain of R$152,263 (R$34,364 for the same period in 2007), represented by gain in the amount of R$22,682 (R$8.122 in the same period in 2007) accounted for as financial income in “Monetary Variations Assets”, and a gain in the amount of R$ 129.581 (R$26,242 in the same period of 2007)  as operating income in “Gross operating revenue”.

Sadia S.A.

Publicly-held Company

The results of the operations in the currency futures market, realized and not financially settled and the daily adjustments of currency futures contracts on the Future and Commodities Exchange - BM&F are recorded in the financial statements as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

The unrealized income of counter operations entered into with future maturity dates are not recognized in the interim financial information.  These contracts are segregated and defined as operating or financial, in accordance with the item to be protected.  The amount of these contracts, if recorded as of June 30, 2008, would result in an income of R$153,809 in the financial income and an income of R$172,301 in the operating income.

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	Consolidated

	June 30, 2008	March 31, 2008
Assets and liabilities in foreign currency
Cash and cash equivalents and short-term investments	1,267,494	1,604,627
Amounts receivable from futures contracts	59,770	37,945
Trade accounts receivable, net	308,803	259,831
Suppliers	(42,945)	(54,913)
Loans and financing	(2,341,439)	(2,446,921)
Amounts payable for futures contracts	(38,761)	(12,354)
Swap contracts (dollar for CDI (*))	3,607	6,437

	(783,471)	(605,348)

(*) Interbank deposit interest.

Consolidated hedge contracts outstanding at June 30, 2008 with their respective payment schedules are as follows:

Sadia S.A.

Publicly-held Company

Derivative contracts	June 30, 2008	Maturity 2008

Currency swap contracts
Base value - R$	3,607	3,607
Base value - US$	1,215	1,215
Receivables/payables amounts:
Asset	-	-
Liability	(4,112)	(4,112)

Rate swap contracts
Base value - R$	1,208,900	1,208,900
Base value - US$	759,407	759,407
Amount receivable	2,222	2,222
Amount payable	(9,361)	(9,361)

Futures contracts - US dollars
Short position- US$	3,941,500	3.941,500
Long position - US$	1,062,500	1,062,500
Short position - Euro	266,000	266,000
Long position - Euro	60,000	60,000
Short position - Libra	87,500	87,500

Options
Long call option US$	200,000	200,000
Long put option US$	5,000	5,000
Posição comprada – venda US$	100,000	100,000

Amount receivable	59,770	59,770
Amount payable	38,555	38,555

b.   Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the risk, credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

Sadia S.A.

Publicly-held Company

c.   Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains its risk management strategy, operating preponderantly through physical control, which includes acquiring grain at fixed prices and fixing it, pegged to commodity futures contracts (grain). The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

The results realized with futures contracts for grain in the period ended June 30, 2008 generated a loss of R$4.981 recorded as Financial results – Other and a gain in the amount of R$24,862 recorded as Operating results under Costs of goods sold.

The unrealized results of futures contracts for grain are not recognized in the accounting. These contracts are separated and defined as Operating or Financial, according to the objective of the hedge. The amounts of these contracts, if they were recorded in the period ended June 30, 2008, would result in a gain of R$2,674 recorded as Operating results under Cost of goods sold.

d.   Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of June 30, 2008 and March 31, 2008:

•

Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

•

Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

Sadia S.A.

Publicly-held Company

•

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

•

Investments: The market values of the investments were obtained from their market quotations.

•

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

•

Exchange and interest rate swap contracts - The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts. As of June 30, 2008 the contracted amounts in force totaled R$6,438,079 (R$3,120,782 as of March 31, 2008) and the valuation of these contracts to fair value would result in a gain of R$208,050 as of June 30, 2008 (loss of R$22,766 as of June 30, 2007), composed by a gain in the amount of R$108,406 (loss of R$21,811 as of June 30, 2007) accounted for as financial income, and a gain in the amount of R$99,642 (loss of R$955 on June 30, 2007) as operating income. The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of June 30, 2008 and March 31, 2008  are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

Sadia S.A.

Publicly-held Company

	Consolidated

	June 30, 2008		March 31, 2008

	Book value	Market value	Book value	Market value

Cash and cash equivalents	60,017	60,017	161,759	161,759
Short-term investments - Local Currency	730,770	921,162	651,526	651,526
Short-term investments - Foreign Currency	1,214,418	1,214,418	1,522,000	1,522,000
Trade accounts receivable	493,260	493,260	434,862	434,862
Investments	2,106	2,106	19,884	244,105
Loans and financing	4,155,622	4,139,761	4,074,711	4,237,514
Suppliers	844,578	844,578	735,472	735,472
Futures contracts, net	21,009	21,009	25,591	25,591

e.   Financial indebtedness

	Consolidated

	June 30, 2008			March 31, 2008

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total

Assets
Cash and cash equivalents	6,941	53,076	60,017	79,132	82,627	161,759
Short-term investments	609,767	1,214,418	1,824,185	552,573	1,522,000	2,074,573
Accounts receivable from future contracts	-	59,770	59,770	-	37,945	37,945

Total current assets	616,708	1,327,264	1,943,972	631,705	1,642,572	2,274,277

Long-term investments	121,003	-	121,003	98,953	-	98,953

Total long-term assets	121,003	-	121,003	98,953	-	98,953

Total Financial Assets	737,711	1,327,264	2,064,975	730,658	1,642,572	2,373,230

Sadia S.A.

Publicly-held Company

	Consolidated

	June 30, 2008			March 31, 2008

	Currency			Currency

	Local	Foreign	Total	Local	Foreign	Total
Liabilities
Short-term financing	514,699	491,358	1,006,057	467,995	654,719	1,122,714
Accounts payables from future contracts	-	38,761	38,761	-	12,354	12,354
Swap contracts - short-term	3,607	(3,607)	-	6,437	(6,437)	-

Total current liabilities	518,306	526,512	1,044,818	474,432	660,636	1,135,068

Long-term Financing	1,299,484	1,850,081	3,149,565	1,159,795	1,792,202	2,951,997

Total noncurrent liabilities	1,299,484	1,850,081	3,149,565	1,159,795	1,792,202	2,951,997

Total Financial liabilities	1,817,790	2,376,593	4,194,383	1,634,227	2,452,838	4,087,065

Net debt	(1,080,079)	(1,049,329)	(2,129,408)	(903,569)	(810,266)	(1,713,835)

24   Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets.  Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses.  The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage.  The amount currently insured guarantees the comprehensive coverage of the Company’s fixed assets.

The assumptions adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

Sadia S.A.

Publicly-held Company

25   Private pension plan

a.

Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by “Fundação Attílio Francisco Xavier Fontana”.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated every year by the National Consumer Price Index - INPC.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At June 30, 2008 the Foundation had a total of 19,042 participants (19,252 on March 31, 2008), of which 15,055 were active participants (15, 317 on March 31, 2008).

The contributions of the parent company, on June 30, 2008 and 2007, amounted to R$1,047 and R$990 and R$1,092 and R$1,019 in the consolidated, respectively.

b.

Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1,5% and 6% of the employee’s

Sadia S.A.

Publicly-held Company

remuneration, observing a contribution limit that is updated annually. The contributions made by the Company on June 30, 2008 and 2007 totaled R$1,125 and R$648 respectively. As of June 30, 2008 this plan had 1,713 participants (1,555 participants on March 31, 2008).

*        *        *

Sadia S.A.

Publicly-held Company

Board of Directors

Walter Fontana Filho

Chairman

Eduardo Fontana D'Ávila

Vice-president

Cássio Casseb Lima

Member

Diva Helena Furlan

Member

Everaldo Nigro dos Santos

Member

Francisco Silvério Morales Céspede

Member

José Marcos Konder Comparato

Member

Luiza Helena Trajano Inácio Rodrigues

Member

Norberto Fatio

Member

Roberto Faldini

Member

Vicente Falconi Campos

Member

Sadia S.A.

Publicly-held Company

Officers

Gilberto Tomazoni	Chief Executive Officer
Adriano Lima Ferreira	Chief Financial Officer
Alexandre de Campos	International Sales Director
Alfredo Felipe da Luz Sobrinho	Institutional Relations and Legal Matters Director
Amaury Magalhães Maciel Filho	Agribusiness Operations Director
Andelaney Carvalho dos Santos	IT and Shared Services Director
Antonio Paulo Lazzaretti	Technology and Production Director
Eduardo Bernstein	Marketing Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ernest Sícoli Petty	Sustainability Director
Flávio Luís Fávero	Center for Innovation and Industrial Excellence Director
Gilberto Meirelles Xandó Baptista	International Sales Director
Guilhermo Henderson Larrobla	International Operations Director
Helio Rubens Mendes dos Santos Jr.	Industrial Technology Director
Hugo Frederico Gauer	Russia Operations Director
Jean Alphonse Karr	International Sales Director
José Augusto Lima de Sá	International Relationships Director
Jun Celso Eguti	Competitive Strategy Director
Licinio Antonio Huffenbaecher Jr.	Bovine Activities Director
Nelson Ricardo Teixeira	National Sales Director
Osório Dal Bello	Center for Innovation and Agribusiness Excellence Director
Paulo Francisco Alexandre Striker	Logistics Director
Ralf Piper	Quality Assurance Director
Ricardo Lobato Faucon	Supply Director
Ricardo Fernando T. Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Industrial Operations Director
Sérgio Carvalho Mandin Fonseca	National Sales Director
Valmor Savoldi	Planning and Integrated Operations Director
Welson Teixeira Junior	Controller, Administrative, Information Technology and Investor Relations Director

Sadia S.A.

Publicly-held Company

Augusto Ribeiro Junior Controllership Manager	Giovanni F. Lipari Accountant CRC 1SP201389/0-7-S-SC